UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934



                                  PROBEX CORP.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   742670 20 1
                                 (CUSIP Number)

                                February 2, 2000




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 5 Pages

CUSIP No. 742670 20 1             Schedule 13G                 Page 2 of 5 Pages



1        NAME OF REPORTING PERSON

         Alex D. Daspit

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         [GRAPHIC?OMITTED]
                                                                   (a) [ ]
                                                                   (b) [ ]
3        SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

   Number of Shares     5.  Sole Voting Power          1,583,447(1)

 Beneficially Owned by  6.  Shared Voting Power        0

 Each Reporting Person  7.  Sole Dispositive Power     1,583,447(1)

       With             8.  Shared Dispositive Power   0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,583,447(1)(2)

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [ ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.5%

12.       TYPE OF REPORTING PERSON*

          IN

_____________
(1) Includes 85,000 shares acquirable pursuant to the exercise of warrants and 100,000 shares acquirable pursuant to the exercise of fully vested stock options. Excludes 300,000 shares acquirable pursuant to the exercise of stock options that have not vested.

(2) Excludes 324,220 shares owned by Probex Technologies, L.P. over which he has no voting or dispositive power.

CUSIP No. 742670 20 1             Schedule 13G                 Page 3 of 5 Pages



                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer:

                  Probex Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  1467 LeMay, Suite 111
                  Carrollton, Texas 75007
Item 2.

         (a)      Name of Person Filing:

                  Alex D. Daspit

         (b)      Address of Principal Business Office or, if none, Residence:

                  1467 LeMay, Suite 111
                  Carrollton, Texas 75007

         (c)      Citizenship:

                  United States of America

         (d)      Title of Class of Securities:

                  Common Stock, no par value

         (e)      CUSIP No.:

                  742670 20 1

Item 3.  Not Applicable.

Item 4.  Ownership.

          The following information relates to the reporting person's ownership of Common Stock, no par value, of the issuer as of February 18, 2000.

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CUSIP No. 742670 20 1              Schedule 13G                Page 4 of 5 Pages



         (a)      Amount Beneficially Owned:

                  1,583,447(1)(2)

         (b)      Percent of Class:

                  7.5%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)        Sole power to vote or to direct the vote:

                             1,583,447(1)

                 (ii)        shared power to vote or to direct the vote:

                             0

                (iii) sole power to dispose or to direct the disposition of:

                             1,583,447(1)

                 (iv) shared power to dispose or to direct the disposition of:

                             0

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

________________

(1) Includes 85,000 shares acquirable pursuant to the exercise of warrants and 100,000 shares acquirable pursuant to the exercise of fully vested stock options. Excludes 300,000 shares acquirable pursuant to the exercise of stock options that have not vested.

(2) Excludes 324,220 shares owned by Probex Technologies, L.P. over which he has no voting or dispositive power.

CUSIP No. 742670 20 1             Schedule 13G                 Page 5 of 5 Pages

Item 8.  Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.  Notice of Dissolution of Group.

          Not Applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2000

                                                         ALEX D. DASPIT

                                                         /s/ Alex D. Daspit
                                                         -----------------------
                                                         Alex D. Daspit